The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

CONTINUING CONNECTED TRANSACTIONS

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, the Company and CSAHC (or its associates) have entered into Continuing Connected Transaction Agreements, each of which constitutes a continuing connected transaction for the Company under the Listing Rules. Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for each of the Continuing Connected Transaction Agreements is on an annual basis less than 2.5%. Each of the Continuing Connected Transaction Agreements falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

The Continuing Connected Transactions Agreements are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

China Southern Airlines Company Limited (the "Company") and all members of its board (the "Board") of directors (the "Directors") collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

In order to comply with the various requirements under Chapter 14A of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in respect of continuing connected transactions of the Company, whose principal business activity is that of civil aviation, the Company and China Southern Air Holding Company ("CSAHC") (or its associates) have entered into new agreements in respect of the following continuing connected transactions:

(1) CSAHC, the controlling shareholder of the Company

Reference is made to the announcement and the circular of the Company dated 12 November 2004 where the Company announced that the Company had entered into lease agreements with CSAHC, Xinjiang Airlines Company and China Northern Airlines Company. In order to ensure the normal expansion of the Company's operation activities and to comply with the requirements under Rule 14A.35 of the Listing Rules, the above three agreements are combined and consolidated into two new lease agreements. The Company and CSAHC entered into two new lease agreements, namely the building lease agreement (the "Building Lease Agreement") and the land lease agreement (the "Land Lease Agreement", together the "Lease Agreements") on 10 January 2008 and the annual rent of the Lease Agreements is adjusted to reflect the corresponding changes in areas of the leased land and buildings.

Pursuant to the Building Lease Agreement, CSAHC leases to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of the Company situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang, Xinjiang and Russia.

Pursuant to the Land Lease Agreement, CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company for the purposes of its civil aviation and related businesses situated at various locations.

The Lease Agreements are for a fixed term of three years, from 1 January 2008 to 31 December 2010, and are renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term.

For each of the two years ended 31 December 2007, the aggregate historical transaction amount under the previous lease agreements in respect of lands was approximately RMB22 million while the aggregate transaction amounts under the previous lease agreements in respect of the buildings, facilities and infrastructure was approximately 50 million. It is proposed that the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Land Lease Agreement and the Building Lease Agreement for each of the three years ending 31 December 2010 will not exceed the annual limit of RMB22 million and RMB50 million per year respectively, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties and with regard to the current market price and the historical cap under the previous lease agreements (RMB22,298,033; RMB47,791,227;). The consideration will be funded wholly by the Company's internal resources.

The Company has expanded its civil aviation business to locations where the lands and buildings, facilities and other infrastructure under the Lease Agreements are situated at since November 2004. The purchase and/or transfer of such buildings, facilities, infrastructure and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the entering into the Lease Agreements allow the Company to use those buildings, facilities, infrastructure and lands to operate its expanded civil aviation business from the commencement date of the Lease Agreements at rents not higher than the market rates for similar buildings, facilities, infrastructure and lands.

(2) China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly owned subsidiary of CSAHC

The Company and its subsidiaries (the "Group") have entered into ticket agency framework agreement and airfreight forwarding agency framework agreement dated 1 January 2006 for the sale of the Group's air tickets and the airfreight forwarding services with PCACL whose principal business activity is that of acting as an agent for air ticket, airfreight forwarding and chartered flight and pallets. Please refer to the announcement of Company dated 26 April 2006 for further details.

In order to fit in the expansion and development of the sale of freight and passenger services business of the Company and to re-comply with the requirements under Rule 14A.35 of the Listing Rules, the above two agreements are combined and consolidated into a master sales agency services framework agreement ("Sales Agency Services Framework Agreement") dated 10 January 2008 with a revision of annual cap to reflect the expansion of services scope.

Pursuant to the Sales Agency Services Framework Agreement, PCACL agrees to provide the following services to the Group:

(1) air ticket sales agency services;

(2) airfreight forwarding sales agency services;

(3) chartered flight and pallets agency services;

(4) internal operation services for the inside storage area; and

(5) delivery services for the outside storage area.

The Sales Agency Services Framework Agreement is valid for a term of three years commencing from 1 January 2008 to 31 December 2010, subject to the compliance of relevant requirements of the Listing Rules by the Company. The rates of the various agency fees shall be determined after arm's length negotiation and shall not exceed those of the same category that prevail in the market. The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.

For the year ended 31 December 2006 and for the 11 months ended 31 December 2007, the aggregate historical agency fee paid to PCACL were approximately RMB4.8 million and RMB3.9 million (unaudited) respectively; while the aggregate historical transaction amounts of ticket sales and airfreight forwarding services of the Group conducted through PCACL were approximately RMB71 million and RMB54 million (unaudited) respectively. There was no historical figure for the other services to be provided by PCACL as the Company has not engaged PCACL to provide such services before. Based on the historical figure (the rise in ticket sales and airfreight forwarding services conducted through PCACL in the past), the additional services to be provided by PCACL, in particular the chartered aircraft and pallets agency services, which will involve a greater transaction amount and the change in the basis of the calculation of the annual cap (originally on the basis of the agency fee amounts and currently on the basis of the transaction amounts), the annual cap is revised and increased from an aggregate of RMB20 million to RMB250 million per annum for the entire term of the Sales Agency Services Framework Agreement.

The Group is expected to benefit from PCACL's better understanding of operations of the Group which should allow expedient and efficient service provision and the additional services to be provided by PCACL to facilitate the expansion and development of the sale of freight and passenger services business of the Group.

(3) Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly owned subsidiary of CSAHC

The Company and SAIETC entered into an agreement dated 22 May 1997 for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities for a term from 22 May 1997 to 22 May 2000 which was subsequently extended to 31 December 2008 by mutual agreement between the parties. Please refer to the announcement of Company dated 26 April 2006 for further details.

The principal business activity of SAIETC is that of import and export of aircraft, flight equipment and facilities, and custom clearing services. In order to fit in the expansion and development of the import and export services of the Group and to re-comply with the requirements under Rule 14A.35 of the Listing Rules so that SAIETC can continue to provide import and export services and custom clearing service, the Company and SAIETC entered into a new import and export agency framework agreement (the "Import and Export Agency Framework Agreement") on 10 January 2008 with a revision of annual cap to reflect the expansion of services scope.

Pursuant to the Import and Export Agency Framework Agreement, SAIETC agrees to provide the following services to the Group:

(1) import and export services;

(2) custom clearing service;

(3) customs declaration and inspection services; and

(4) tendering and agency services.

The Import and Export Agency Framework Agreement is valid for a term of three years, commencing from 1 January 2008 to 31 December 2010, subject to compliance with the relevant provisions of the Listing Rules by the Company. Both parties agreed that the agency fee for import and export shall be determined after arm's length negotiation and shall not be higher than the market rate. The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.

For the year ended 31 December 2006 and for the 11 months ended 31 December 2007, the historical transaction amount incurred by the Group for the import and export of the above equipment were approximately RMB29 million and RMB43.33 million (unaudited) respectively. There was no historical figure for the other services to be provided by SAIETC as the Company has not engaged SAIETC to provide such services before. Based on the historical figure (the larger number import and export of aircraft, flight equipment, and communication and navigation facilities handled by SAIETC for the Company in 2006 and 2007), the additional services to be provided by SAIETC, and with regard to current market prices and the approximate amount of import and export required for the business development of the Company, the annual cap for the Import and Export Agency Framework Agreement is revised and changed from RMB80,000,000 per annum to RMB90,000,000 per annum for the entire term of the Import and Export Agency Framework Agreement.

The Group is expected to benefit from SAIETC's better understanding of operations of the Group which should allow expedient and efficient service provision and the additional services to be provided by SAIETC to facilitate the expansion and development of the import and export services of the Group.

It is expected that the continuing connected transactions contemplated under the Lease Agreements, Sales Agency Services Framework Agreement and Import and Export Agency Framework Agreement (together the "Continuing Connected Transaction Agreements") will allow the Group to leverage on the experiences and resources of CSAHC, PCACL and SAIETC in agency and import and export and enjoy economies of scale, which will benefit the ongoing operation of the Group's business and facilitate future growth.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, holding approximately 50.30% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

As each of CSAHC, PCACL and SAIETC is a connected person of the Company under the Listing Rules, each of the Continuing Connected Transaction Agreements constitutes a continuing connected transaction for the Company under the Listing Rules. The Board, (including the independent non-executive Directors), considers that the terms of the Continuing Connected Transaction Agreements and the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for each of the Continuing Connected Transaction Agreements is on an annual basis less than 2.5%. Each of the Continuing Connected Transaction Agreements falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. The Company undertakes to comply with the rules in relation to annual review of continuing connected transactions set out in Rule 14A.37 to Rule 14A.41 of the Listing Rules. The Company had no prior transactions with CSAHC, PCACL and SAIETC and their ultimate beneficial owners which require aggregation under Rule 14A.25 of the Listing Rules.

The Continuing Connected Transactions Agreements are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

GENERAL

Among the 12 Directors, four Directors, Mr. Liu Shao Yong (the general manager of CSAHC), Mr. Li Wen Xin (the party secretary and vice president of CSAHC), Mr. Wang Quan Hua (vice president of CSAHC), Mr. Zhao Liu An (vice president of CSAHC), who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the Continuing Connected Transactions Agreements. All remaining eight Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company's articles of association.

By order of the Board
China Southern Airlines Company Limited
Liu Wei and Xie Bing
Joint Company Secretaries

Guangzhou, the People's Republic of China

10 January, 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.